January 30, 2024

Robert Arzonetti & Tonya Aldave

Office of Finance

Division of Corporation Finance

Re:	Compound Real Estate Bonds, Inc.

Form 1-A

Filed January 30, 2024

File No. 024-11848

Mr. Arzonetti & Ms. Aldave:

Please see below for responses to the Division’s letter dated January 29, 2024 regarding the above captioned matter. All questions have been addressed in the Fifth Amended Preliminary Offering Circular on Form 1-A (“5th POC”), filed January 30, 2024, as further herein detailed.

Post-Qualification Amendment No. 4 to Offering Statement on Form 1-A

Operations - Administrative Services Agreement with Compound Administrative, page 44

1. Please refer to prior comment 4. Since you initially entered into the Administrative Services Agreement with Compound Administrative Services LLC (“CAS”) on March 17, 2022, please tell us and revise your filing to clearly disclose if CAS incurred any expenses on your behalf during the year ended December 31, 2022 along with an explanation of where these expenses are reflected in your financial statements, if applicable.

During 2022, Compound Administrative Services paid professional expenses (specifically legal fees and filing expenses) on behalf of the Company which resulted in an amount owed by the Company to Compound Administrative Services of $29,981. These are reflected on the balance sheet of the Company’s year-end 2022 Audited financials as an “amount due to a related party” and make up a portion of the “Legal” expenses in the Statement of Operations. They are also discussed in Note 9 to the Company’s 2022 year-end Audited Financial Statements and are also discussed on page 52 in the “Interest of Management and Others in Certain Transactions” section of the Form 1-A. We have now also added additional statement about these expenses to the main body the 5th POC, specifically on pages 44 and 46.

Exhibits

2. We note your statement on page 44 that you amended the Administrative Services Agreement on January 12, 2024. Please file the amendment as an exhibit to this offering statement. Refer to Item 17 of Form 1-A.

There is no January 12, 2024 amendment; the January 12, 2024 date was caused by a find & replace error. The actual amendment was on November 13, 2023, was initially attached as Exhibit 6.2 to the Company’s November 20, 2023 filings, and is incorporated by reference to the 5th POC.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC